RATIO OF EARNINGS TO FIXED CHARGES                                                                               EXHIBIT 12
( in thousands )                                                     Three months ended                    Nine months ended
                                                                         September 30,                        September 30,
                                                                     1997             1996              1997             1996

EARNINGS AS DEFINED:
Earnings from operations before income taxes after
     eliminating undistributed earnings of 20%- to
     50%-owned affiliates                                        $   68,406       $   43,362        $  190,399       $  132,404
Fixed charges excluding capitalized interest and
     preferred stock dividends of majority-owned
     subsidiary companies                                             3,313            3,548            10,172            8,873

Earnings as defined                                              $   71,719       $   46,910        $  200,571       $  141,277

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of
     debt issue costs                                            $    2,300       $    2,713        $    7,350       $    6,350
Interest capitalized                                                    352              158               773              567
Portion of rental expense representative
     of the interest factor                                           1,013              835             2,822            2,523
Preferred stock dividends of majority-owned
     subsidiary companies                                                20               20                60               60

Fixed charges as defined                                         $    3,685       $    3,726        $   11,005       $    9,500

RATIO OF EARNINGS TO FIXED CHARGES                                    19.46            12.59             18.23            14.87
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